EXHIBIT 99.1




                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)            Investors:  (Europe)            Media:
Jack Howarth                  Emer Reynolds                   Sunny Uberoi
Ph:  212-407-5740             Ph:   353-1-709-4000            Ph:  212-994-8206
     800-252-3526                   00800 28352600                 800-252-3526



                  ELAN ANNOUNCES WEBCAST OF FIRST QUARTER 2003
                                FINANCIAL RESULTS

DUBLIN, IRELAND, April 10, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it will report first quarter 2003 financial results on Wednesday, April 30, 2003, before the U.S. and European financial markets open. The announcement will be followed by a conference call at 8:00 a.m. Eastern Standard Time (EST), 1:00 p.m. Greenwich Mean Time (GMT) with the investment community.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay after the call until 5:00 p.m. EST, 10:00 p.m. GMT May 1, 2003. The replay telephone number is 800-633-8284 or 402-977-9140, reservation number 21139923.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.